Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2015

Friedberg, Germany, November 12, 2015 – voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2015.

Highlights – Third Quarter 2015

•                  Total revenues YTD increased 71.1% to kEUR 15,783 from kEUR 9,225

•                  Total revenues for the third quarter increased 25.4% to kEUR 4,710 from kEUR 3,756

•                  Systems revenues for the third quarter decreased 35.5% to kEUR 1,461 from kEUR 2,264

•                  Services revenues for the third quarter increased 117.8% to kEUR 3,249 from kEUR 1,492

•                  Gross profit margin for the third quarter was 32.7%  compared to 37.2% in the prior year quarter

•                  Reaffirm full year 2015 revenue guidance between kEUR 23,000 and kEUR 24,000

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, I am pleased with our revenue growth of more than 70% year to date. This is a great achievement by the entire organization. “Third quarter results were affected by lower Systems segment revenues compared to last year’s quarter due to the timing of several scheduled installations which have moved into the fourth quarter. There were no Systems order cancellations and we still expect to achieve our target for Systems revenues for the full year. Services revenues were strong in the quarter and demand for on-demand printed parts remains robust”

Dr. Ederer continued, “We reaffirm our full year 2015 guidance of revenues between kEUR 23,000 and kEUR 24,000 for the Company, which represents approximately 50% growth over last year’s revenues.”

Third Quarter 2015 Results

Revenues for the third quarter of 2015 increased by 25.4% to kEUR 4,710 compared to kEUR 3,756 in the third quarter of 2014.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 35.5% to kEUR 1,461 in the third quarter of 2015 from kEUR 2,264 in last year’s third quarter. The Company sold two new printers in the third quarter of 2015, compared to three new printers in last year’s third quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 31.0% of total revenues in the third quarter of 2015 compared to 60.3% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 117.8% to kEUR 3,249 in the third quarter of 2015 from kEUR 1,492 for the same quarter last year. This was mainly due to the revenue contribution from our subsidiaries voxeljet UK Ltd. (“voxeljet UK”, acquired in the fourth quarter of 2014) and voxeljet America, Inc. (“voxeljet America”, which began printing on-demand parts in the first quarter of 2015). We also continued to benefit from the expansion of our service center in Germany (completed in April 2014) where Service revenues increased by approximately 38% compared to last year’s third quarter.

Cost of sales was kEUR 3,172 for the third quarter of 2015 compared to kEUR 2,358 for the third quarter of 2014. During the third quarter of 2015, the Company recognized an impairment charge of kEUR 309 on the digital library intangible asset at voxeljet UK, as well as a write-down of kEUR 26 on the raw materials at voxeljet UK.  The impairment charge is the result of lower revenue associated with the digital library than expected at the time of the acquisition.

Gross profit was kEUR 1,538 in the third quarter of 2015 compared to kEUR 1,398 in the third quarter of 2014. The gross profit margin was 32.7% in the third quarter of 2015 compared to 37.2% in the third quarter of 2014.

Gross profit for our Systems segment decreased to kEUR 442 in the third quarter of 2015 from kEUR 803 in the third quarter of 2014. The gross profit margin for this segment decreased to 30.3% in the third quarter of 2015 compared to 35.5% in the third quarter of 2014. Systems sales in the third quarter of 2015 included two of our smaller printers. These printers generally have a lower gross margin compared to our larger printers, and therefore product mix had an impact on this year’s results.  In addition, higher overhead costs related to our growth strategy also affected the cost of sales in the Systems segment, which negatively impacted gross profit and margin. As of September 30, 2015, 63 people were employed in the Systems segment, compared to 33 as of September 30, 2014.

Gross profit for our Services segment increased to kEUR 1,096 in the third quarter of 2015 from kEUR 595 in the third quarter of 2014. The gross profit margin for this segment decreased to 33.7% in the third quarter of 2015 from 39.9% in the third quarter of 2014. The impairment charge in cost of sales described above, is entirely attributed to the Services segment. As of September 30, 2015, 45 people were employed in the Services segment compared to 18 as of September 30, 2014. Gross profit for the group was mixed. The gross margin for Services at our facility in Germany was above group level, as demand for both sand and plastic (PMMA) parts remained robust. This was offset by the lower gross profit of our subsidiaries in the United States and the United Kingdom. voxeljet America began printing on demand parts in the first quarter of 2015, but is ramping up its production and will be adding capacity by end of year. voxeljet UK, which prints on-demand parts for the film and entertainment industry generally generates a lower gross margin due to more costly finishing and post-printing process requirements.

Selling expenses were kEUR 1,788 for the third quarter of 2015 compared to kEUR 1,090 in the third quarter of 2014. The increase of kEUR 698 was the result of our expanded global sales effort as we increased our international presence and attended more trade shows and fairs compared to the prior year period. In addition, there was an accrual for a bonus for the sales force amounting to kEUR 197 in the third quarter of 2015. In the prior year period, the company did not recognize an accrual for the sales force. Headcount increased from 23 as of September 30, 2014 to 39 employees as of September 30, 2015, which included employees from the acquisition of voxeljet UK during the fourth quarter of 2014.

Administrative expenses were kEUR 1,317 for the third quarter of 2015 compared to kEUR 1,077 in the third quarter of 2014. The increase of kEUR 240 was primarily due to increased headcount and consequently higher personnel expenses. This includes employees from the acquisition of our subsidiary in the UK during the fourth quarter of 2014. Headcount increased from 23 as of September 30, 2014 to 46 employees as of September 30, 2015.

Research and development (“R&D”) expenses increased to kEUR 1,685 in the third quarter of 2015 from kEUR 1,032 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development. Those investments are intended to strengthen our leadership in technology. Headcount increased from 35 as of September 30, 2014 to 58 employees as of September 30, 2015.

Other operating expenses in the third quarter of 2015 were kEUR 394 compared to kEUR 18 in the prior year period, mainly due to losses from foreign currency transactions.

Other operating income was kEUR 119 for the third quarter of 2015 compared to kEUR 155 in the third quarter of 2014. This mainly includes the recognition of income related to sale and lease back transactions.

Operating loss was kEUR 3,527 in the third quarter of 2015, compared to an operating loss of kEUR 1,664 in the prior year period. Our increased operating loss in the third quarter of 2015 was the result of an increase in our operating expenses, primarily caused by higher selling and research and development expenses and increased headcount related to the pursuit of our growth strategy and impairment charges.

Net loss for the third quarter of 2015 was kEUR 3,397, or EUR 0.91 per share as compared to net loss of kEUR 1,518, or EUR 0.41 per share, in the third quarter of 2014. This is based on a weighted average number of ordinary shares outstanding of 3.720 million during the third quarter of 2015 and 2014, respectively.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.18 per ADS for the third quarter of 2015 compared to net loss of EUR 0.08 per ADS in the third quarter of 2014.

Nine months Ended September 30, 2015 Results

Revenues for the nine months ended September 30, 2015 increased by 71.1% to kEUR 15,783 compared to kEUR 9,225 in the prior year period.

Systems revenues were kEUR 6,211 for the first nine months of 2015 compared to kEUR 4,810 in last year’s period. The Company sold seven new and two used and refurbished 3D printers during the first nine months of 2015 compared to seven new 3D printers in the prior year period. Systems revenues represented 39.4% of total revenue for the nine months ended September 30, 2015 compared to 52.1% for the same period a year ago.

Services revenues were kEUR 9,572 for the nine months ended September 30, 2015 compared to kEUR 4,415 for the same period last year. This increase was mainly due to the revenue contribution from our subsidiaries voxeljet UK Ltd. (“voxeljet UK”, acquired in the fourth quarter 2014) and voxeljet America, Inc. (“voxeljet America”, which began printing on-demand parts in the first quarter of 2015). We also continued to benefit from the expansion of our service center in Germany (completed in April 2014), where Service revenues increased 35.3% compared to last year’s same period. In addition, last year’s temporary operating disruption of one VX4000 printer at our service center in Friedberg, Germany due to a technical issue resulted in less available capacity and negatively impacted gross margin in the third quarter of 2014.

Cost of sales for the nine months ended September 30, 2015 was kEUR 10,532, an increase of kEUR 4,644, or 78.9%, over cost of sales of kEUR 5,888 for the same period in 2014. For the nine months ended September 30, 2015, the cost of sales related to our Long Term Cash Incentive Plan (“LTCIP”), implemented effective January 1, 2013 was kEUR 399 compared to kEUR 174 for the same period last year. During the third quarter of 2015, the Company recognized an impairment charge of kEUR 309 on the digital library intangible asset at its voxeljet UK subsidiary, as well as a write-down of kEUR 26 on the raw materials at voxeljet UK.

Gross profit and gross margin for the nine months ended September 30, 2015 were kEUR 5,251 and 33.3%, respectively, compared to kEUR 3,337 and 36.2% in the prior year period.

Gross profit for our Systems segment increased to kEUR 1,846 for the nine months ended September 30, 2015 from kEUR 1,494 in the same period of 2014. The gross profit margin for this segment decreased to 29.7% compared to 31.1% for the prior period primarily due to a less favorable printer mix. In the first nine months of 2015, cost of sales related to the LTCIP was kEUR 218 compared to kEUR 99 for the same period last year.

Gross profit for our Services segment increased to kEUR 3,405 for the nine months ended September 30, 2015 from kEUR 1,843 in the same period of 2014. The gross profit margin for this segment decreased to 35.6% from 41.7%. The impairment charge in cost of sales recognized in the third quarter of 2015 (described above), is entirely attributed to the Services segment. The decrease in gross margin was primarily attributable to lower gross margin contributions from our two subsidiaries in the United States and the United Kingdom for the nine months ended September 30, 2015, which were below group level, as well as the impairment charge recognized in the third quarter of 2015. In the first nine months of 2015, cost of sales related to the LTCIP was kEUR 181 compared to kEUR 75 for the same period last year.

Selling expenses were kEUR 4,947 for the nine months ended September 30, 2015 compared to kEUR 2,628 in the same period in 2014, an increase of kEUR 2,319, or 88.2%.  The increase was mainly related to higher headcount, due to the integration of the employees from voxeljet UK. In addition, commissions for sales agents increased, which was in line with our higher sales.

Administrative expenses increased by kEUR 1,390, to kEUR 4,033 for the first nine months of 2015 from kEUR 2,643 in the prior year period. This was also related to increase in headcount from the acquisition of our subsidiary in the UK during the fourth quarter of 2014. The increases in selling and administrative expenses were in line with our efforts to grow our business.  Administrative expenses for the first nine months of 2014 included kEUR 157 related to the follow-on offering.

R&D expenses increased to kEUR 4,662 for the nine months ended September 30, 2015 from kEUR 2,711 in the same period in 2014, an increase of kEUR 1,951, or 72.0%. This also included higher personnel expenses due to increase in headcount from our acquisition of voxeljet UK during the fourth quarter of 2014. The increase in R&D expenses in the first nine months of 2015 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Our operating expenses for the nine months ended September 30, 2015 were affected by the LTCIP. Selling expenses, administrative expenses and R&D expenses related to the LTCIP were kEUR 265, kEUR 143 and kEUR 390, respectively. This compares to kEUR 109, kEUR 55 and kEUR 148, respectively for the same period last year.

Other operating expenses for the nine months ended September 30, 2015 were kEUR 391 compared to kEUR 104 in the prior year period, primarily due to higher losses from foreign currency transactions.

Other operating income was kEUR 1,694 for the nine months ended September 30, 2015 compared to kEUR 1,103 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions and the recognition of kEUR 452 of deferred income which includes kEUR 230 resulting from the early termination of one sale and leaseback transaction during the first quarter in 2015.

Net loss for the nine months ended September 30, 2015 was kEUR 7,163, or EUR 1.93 per share, as compared to net loss of kEUR 3,634, or EUR 1.04 per share, in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million during the first nine months of 2015 compared to 3.500 million in the prior year period.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.39 per ADS for the nine months ended September 30, 2015 compared to net loss of EUR 0.21 per ADS in the prior year period.

Business Outlook

We reaffirm our revenue guidance in a range of between kEUR 23,000 and kEUR 24,000 for the year ending December 31, 2015, representing approximately 50% growth over last year’s results.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2015 are expected to be: (1) increased global Systems sales; (2) continued Services revenue growth at its facility in Friedberg, Germany; (3) contribution from voxeljet America Inc., the Company’s Services facility in Canton, Michigan, which began operating in January 2015; and (4) a full year’s contribution from voxeljet UK, the Company’s Services facility outside London, England. Based on these factors, the Company expects Services revenue growth to outpace Systems revenue growth in 2015.

Our total backlog of 3D printer orders at September 30, 2015 was kEUR 5,685, which represents ten 3D printers. This compares to backlog of kEUR 4,178, representing seven 3D printers, at December 31, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At September 30, 2015, we had cash and cash equivalents of kEUR 3,593 and held kEUR 35,027 of investments in bond funds and notes receivable which are included in current financial assets on our consolidated statement of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter of 2015 on Friday, November 13th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2015 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13622949. The recording will be available for replay through November 20, 2015.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into Euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to Euros in this press release were made at a rate of USD 1.1203 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on September 30, 2015.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	09/30/2015	12/31/2014

		(€ in thousands)
		unaudited
Current assets		52,873	58,509
Cash and cash equivalents		3,593	8,031
Financial assets	3, 9	35,292	41,142
Trade receivables		3,149	3,148
Inventories	4	9,269	5,247
Income tax receivables		229	65
Other assets	5	1,341	876

Non-current assets		24,771	22,586
Financial assets	3, 9	207	247
Intangible assets	7	984	1,315
Goodwill		1,413	1,558
Property, plant and equipment	8	22,087	19,466
Other assets	5	80	–

Total assets		77,644	81,095

	Notes	09/30/2015	12/31/2014
		(€ in thousands)
Current liabilities		11,131	5,567
Deferred income		1,038	469
Trade payables		2,784	2,326
Financial liabilities	9	1,251	1,241
Other liabilities and provisions	10	6,058	1,531

Non-current liabilities		2,591	4,228
Deferred income		481	826
Deferred tax liabilities		–	213
Financial liabilites	9	1,673	2,263
Other liabilities and provisions	10	437	926

Equity		63,922	71,300
Subscribed capital		3,720	3,720
Capital reserves		75,671	75,671
Accumulated deficit		(15,253)	(8,090)
Accumulated other comprehensive income (loss)		(216)	(1)
Total equity and liabilities		77,644	81,095

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,

	Notes	2015	2014	2015	2014
		(€ in thousands except share and share data) unaudited
Revenues	11 12	4,710	3,756	15,783	9,225
Cost of sales		(3,172)	(2,358)	(10,532)	(5,888)
Gross profit	11	1,538	1,398	5,251	3,337
Selling expenses		(1,788)	(1,090)	(4,947)	(2,628)
Administrative expenses		(1,317)	(1,077)	(4,033)	(2,643)
Research and development expenses		(1,685)	(1,032)	(4,662)	(2,711)
Other operating expenses		(394)	(18)	(391)	(104)
Other operating income		119	155	1,694	1,103
Operating loss		(3,527)	(1,664)	(7,088)	(3,646)
Finance expense		(53)	(71)	(203)	(237)
Finance income		182	217	192	249
Financial result		129	146	(11)	12
Loss before income taxes		(3,398)	(1,518)	(7,099)	(3,634)
Income taxes		1	–	(64)	–
Net loss		(3,397)	(1,518)	(7,163)	(3,634)

Other comprehensive income (loss)		52	(145)	(215)	(65)
Total comprehensive loss		(3,345)	(1,663)	(7,378)	(3,699)
Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,500,220
Loss per share - basic/ diluted (EUR)		(0.91)	(0.41)	(1.93)	(1.04)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2014	3,120	46,038	(3,758)	--	45,400
Loss for the period	--	--	(3,634)	--	(3,634)
Follow-on public offering	600	29,633	--	--	30,233
Net changes in fair value of available for sale financial assets	--	--	--	(118)	(118)
Foreign currency translations	--	--	--	53	53
Balance at September 30, 2014	3,720	75,671	(7,392)	(65)	71,934

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity

Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	--	--	(7,163)	--	(7,163)
Net changes in fair value of available for sale financial assets	--	--	--	(205)	(205)
Foreign currency translations	--	--	--	(10)	(10)
Balance at September 30, 2015	3,720	75,671	(15,253)	(216)	63,922

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2015	2014
	(€ in thousands)
Cash Flow from operating activities

Profit (loss) for the period	(7,163)	(3,634)

Depreciation and amortisation	2,289	1,425
Impairment losses on intangible assets	309	–
Impairment losses on inventories	26	–
Proceeds from customer loans	836	173
Changes in deferred income taxes	(213)	–
Loss on disposal of assets	–	183
Deferred income	(281)	(663)

Change in working capital	686	(2,315)
Trade and other receivables and current assets	(546)	(291)
Inventories	(4,048)	(1,754)
Trade payables	458	577
Other liabilities and provisions	4,986	(833)
Income tax payable/receivables	(164)	(14)

Total	(3,511)	(4,831)

Cash Flow from investing activities

Proceeds from disposal of property, plant, equipment and intangible assets	1	–
Payments to acquire property, plant, equipment and intangible assets	(4,744)	(1,946)
Payments to acquire/ proceeds from sale of financial assets	4,849	(44,695)

Total	106	(46,641)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(69)	(278)
Repayment of sale and leaseback	(695)	–
Repayment of finance lease obligations	(107)	(1,276)
Repayment of long-term debt	(152)	(1,302)
Proceeds from borrowings	–	800
Proceeds from issuance of shares	–	30,233

Total	(1,023)	28,177

Net increase (decrease) in cash and cash equivalents	(4,428)	(23,295)

Cash and cash equivalents at beginning of period	8,031	33,459

Changes to cash and equivalents due to foreign exchanges rates	(10)	53
Cash and cash equivalents at end of period	3,593	10,217

Supplemental Cash Flow Information
Interest paid net	24	81

voxeljet AG

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc. and voxeljet UK Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which will become effective for the Company’s financial year beginning on January 1, 2016.

Standard	Effective date	Descriptions
IFRS 10, IAS 28	01/2016	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture
IFRS 10,12, IAS 28	01/2016	Amendments Investment Entities
IFRS 14	01/2016	Regulatory Deferral Accounts
IAS 1	01/2016	Amendment Disclosure Initiative
IAS 16, IAS 38	01/2016	Property, Plant and Equipment
IFRS 11	01/2016	Amendment Accouting for Acquisitions of Interests in Joint Operations
IAS 27	01/2016	Amendment Equity Method in Separate Financial Statements
IAS 16, IAS 41	01/2016	Amendment Agriculture: Bearer Plants
Improvements to IFRS (2012- 2014)	01/2016	IFRS 5, 7, IAS 19, 34
IAS 38	01/2016	Amendments Clarification of Acceptable Methods of Depreciation and Amortisation

The IASB issued a number of new IFRS standards which will become effective for the Company’s financial year beginning on January 1, 2018.

Standard	Effective date	Descriptions
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments

The Company has not yet determined what impact the new standards, amendments or interpretations will have on the financial statements.

The interim financial statements as of and for the nine months ended September 30, 2015 and 2014 were authorized for issue by the Management Board on November 12, 2015.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2014, which can be found in the Company’s Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of September 30, 2015 primarily consisted of shares of bond funds (kEUR 33,959), a note receivable (kEUR 1,069) and one customer loan (kEUR 264). The investments in the bond funds and note receivable are measured at fair value, and any unrealized gain or loss in the value of such shares is recorded as other comprehensive income on our consolidated statements of comprehensive loss.

4. Inventories

	09/30/2015	12/31/2014
	(€ in thousands)
Raw materials	654	473
Work in progress	7,388	3,735
Finished goods	1,227	1,039

Total	9,269	5,247

The Company recorded an impairment of raw materials of kEUR 26 during the quarter ended September 30, 2015 on inventory at voxeljet UK.

5. Other assets

The other assets at September 30, 2015 primarily included kEUR 573 of prepaid expenses (December 31, 2014: kEUR 453), thereof kEUR 392 related to insurances (December 31, 2014: kEUR 396), and kEUR 544 VAT refund claim (December 31, 2014: kEUR 135).

6. Business Combination Propshop

On October 1, 2014, voxeljet AG acquired 100% of the outstanding shares of Propshop (Model Makers) Limited (“Propshop”, which we renamed voxeljet UK Ltd. (“voxeljet UK”)) for €1.0 million in cash. voxeljet UK mainly renders 3D printing services for the film and entertainment industry in the UK. In addition, the Company entered into an earn out agreement with revenue and earnings targets for each of the years 2015, 2016 and 2017 with the former owner of Propshop; payments under the earn out agreement could total up to €1.5 million in the aggregate and would be recorded as compensation.

voxeljet performed a preliminary purchase price allocation as of December 31, 2014 with respect to certain separately identified intangible assets. As of March 31, 2015, the Company adjusted the purchase price allocation according to the fair values of the intangible assets and deferred taxes. Intangible assets have been reduced by kEUR 118 with a corresponding increase of the goodwill and deferred tax adjustments decreased goodwill by kEUR 263. The acquired assets and liabilities comprise the following items based on the adjusted purchase price allocation:

October 1, 2014

(€ in thousands)

Fair value
Current assets	514
Cash and cash equivalents	2
Trade receivables	211
Inventories	301
Non-current assets	3,936
Intangible assets	1,134
Property, plant and equipment	2,802
Total assets	4,450

Current liabilities	3,466
Financial liabilities	1,542
Trade liabilities	1,126
Accruals	200
Bank overdraft	71
Other liabilties	527
Non-current liabilities	1,430
Financial liabilities	1,430
Total liabilities	4,896

Net assets (liabilities) acquired	(446)

Purchase price	967

Goodwill	1,413

The intangible assets acquired in the business combination consist of order backlog (kEUR 48), customer list (kEUR 622) and digital library (kEUR 464).

The order backlog was amortized until December 31, 2014. The customer relations and digital library are amortized over a period of three years.

The excess of the purchase price over the assets acquired and liabilities assumed is reported as goodwill of €1.4 million. The goodwill results from synergies which relate to the expanded competencies obtained by voxeljet in the UK market and the skills of the voxeljet UK workforce.

7. Intangible assets

In the three and nine months ended September 30, 2015, the Company recognized an impairment charge of kEUR 309 on the digital library intangible asset at its voxeljet UK subsidiary due to lower than expected revenue generation.

8. Property, plant and equipment

	09/30/2015	12/31/2014
	(€ in thousands)
Land, buildings and leasehold improvements	11,080	11,212
Plant and machinery (includes assets under finance lease)	8,110	6,486
Other facilities, factory and office equipment	1,678	1,240
Assets under construction and prepayments made	1,219	528

Total	22,087	19,466

Leased assets included in Property, Plant and Equipment:	1,867	2,282
Printing machines	1,586	2,246
Other factory equipment	281	36

9. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial assets according to fair value hierarchy as of the reporting periods were as follows:

	09/30/2015		12/31/2014

	(€ in thousands)

	carrying amount	fair value	carrying amount	fair value

Non-current assets
Financial assets (restricted cash)	207	207	247	247	Level 1
Current assets
Financial assets (customer loan)	264	264	1,074	1,079	Level 2
Financial assets (bond funds)	33,959	33,959	39,055	39,055	Level 1
Financial assets (note receivable)	1,069	1,069	1,013	1,013	Level 1
Cash and cash equivalents	3,593	3,593	8,031	8,031	Level 1

Total	39,092	39,092	49,420	49,425

The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium. The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company. The fair value of the note receivable due October 2015 was based on the secondary market price quoted by a broker.

The fair values of carrying amounts of financial liabilities according to fair value hierarchy as of the reporting periods were as follows:

	09/30/2015		12/31/2014

	(€ in thousands)

	carrying amount	fair value	carrying amount	fair value

Non-current liabilities

financial liabilities (long-term debt)	597	567	752	750	Level 2
financial liabilities (finance lease obligation)	1,076	970	1,511	1,515	Level 2
Current liabilities
financial liabilities (bank overdraft)	378	378	448	448	Level 1
financial liabilities (long-term debt)	207	205	203	198	Level 2
financial liabilities (finance lease obligation)	666	699	590	593	Level 2

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

10. Other liabilities and provisions

Other liabilities and provisions comprise of advance payments received from customers, amounting to kEUR 2,108 at September 30, 2015 (December 31, 2014: kEUR 294).

In addition, as of September 30, 2015, the amount related to the LTCIP included in other liabilities and provisions on our consolidated statements of financial position was kEUR 1,882 compared to kEUR 751 as of December 31, 2014. With effect in Q3 2015, management considered downward modification of the performance criteria when re-measuring the LTCIP liability. As a result of the modification, there is no release into income of previously accrued liability of kEUR 1,209. The increase primarily reflects the change in estimate in the first quarter of 2015 regarding the achievement of the targets regarding the second performance period and the lowering of performance targets in the third quarter. On September 30, 2015, the Company granted additional 131 award units to existing employees.

Moreover, the accrual regarding variable remuneration for the sales force as well as for management and employees from other departments in an amount of kEUR 1,056 (December 31, 2014: kEUR 0), contributed to the increase.

11. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2015		2014
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,461	3,249	2,264	1,492
Gross profit	442	1,096	803	595
Gross profit in %	30.3%	33.7%	35.5%	39.9%

	Nine months ended September 30,
	2015		2014
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	6,211	9,572	4,810	4,415
Gross profit	1,846	3,405	1,494	1,843
Gross profit in %	29.7%	35.6%	31.1%	41.7%

12. Revenues

The Group’s revenues by geographic region were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(€ in thousands) unaudited		(€ in thousands) unaudited
EMEA	3,628	2,066	13,050	6,372
Germany	1,798	1,216	5,696	3,177
Great Britain	838	357	2,998	1,237
Others	992	493	4,356	1,958
Americas	704	57	1,217	477
Asia Pacific	378	1,633	1,516	2,376
India	77	1,490	103	1,496
Others	301	143	1,413	880
Total	4,710	3,756	15,783	9,225

13. Subsequent event

Restructuring of voxeljet UK.

Following a review of the financial performance of voxeljet UK and its current market environment management decided in October 2015 to focus voxeljet UK’s activities in the future solely on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers.

As a result, the company entered into an agreement in November 2015 with an investor group that includes the founder of Propshop to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements to that entity and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK. The Company expects to incur a loss from the transaction and additional charges from the restructuring of voxeljet UK estimated at approximately EUR 1.5 million in the aggregate in the fourth quarter of 2015.